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EVN

Letter to Shareholders 3rd Quarter 2005/06

October 1, 2005 – June 30, 2006


adds up

Highlights Q. 1–3 2005/06

- 32.6% sales revenues (EUR 1,598.1 m)
- 7.6% EBITDA (EUR 326.3 m)
- 6.7% EBIT (EUR 198.8 m)
- 12.1% period net result (EUR 207.3 m)
- 62.8% cash flow from operations (EUR 229.8 m)

- First-time consolidation of the Macedonian electricity distribution company ESM AD Elektrostopanstvo na Makedonija
- Start-up of wind parks in Kettlasbrunn and Obritzberg/Statzendorf – wind-generated electricity output more than doubled
- Development concept for the Lower Austrian Central Region – investments of around EUR 180 m in renewable energies
- EVN the best bidder for acquisition of a thermal power plant in Macedonia
- Significant improvement in the financial result based on positive development of EVN Group investments

Key figures EVN Group		2005/06 Q. 1–3	2004/05 Q. 1–3	Change %	2004/05	2003/04
Supply volumes to end customers						
Electricity	GWh	11,526	8,284	39.1	11,342	6,164
Gas	m m³	651	602	8.1	636	661
Heating	GWh	952	920	3.5	1,033	967
Income statement						
Sales revenues	EUR m	1,598.1	1,205.5	32.6	1,609.5	1,207.3
EBITDA	EUR m	326.3	303.2	7.6	335.2	297.6
EBITDA margin	%	20.4	25.2	–	20.8	24.6
Operating result (EBIT)	EUR m	198.8	186.4	6.7	131.0	114.6
EBIT margin	%	12.4	15.5	–	8.1	9.5
Result before tax	EUR m	287.7	233.3	23.3	186.2	135.9
Period net result	EUR m	207.3	184.9	12.1	144.4	117.4
Number of shares	Total	40,881,455	40,881,455	–	40,881,455	38,131,455
Earnings per share (EPS)	EUR	5.07	4.52	12.1	3.53	3.08
Balance sheet						
Balance sheet total	EUR m	5,834.3	4,539.6	28.5	4,739.6	3,732.0
Equity	EUR m	2,738.0	2,136.3	28.2	2,285.4	1,555.7
Equity ratio	%	46.9	47.1	–	48.2	41.7
Net debt	EUR m	959.2	703.3	36.4	673.8	429.3
Gearing	%	35.0	32.9	–	29.5	27.6
Cash flow and investments						
Cash flow from operations	EUR m	229.8	141.2	62.8	250.8	242.6
Investments in tangible and intangible assets	EUR m	168.5	110.6	52.3	192.6	168.8
Net debt coverage (FFO)	%	28.2	25,6	–	44.5	67.0
Interest coverage (FFO)	x	6.7	4.7	–	6.1	6.4
Employees						
Number of employees	Average	10,025	6,719	49.2	6,654	2,608
EBIT/employees	TEUR	19.8	27.7	–28.5	19.7	43.9
Value added						
Capital employed	EUR m	4,425.5	3,518.2	25.8	3,645.0	2,896.4
Return on equity (ROE)	%	9.6	10.3	–	8.2	8.7
Return on capital employed (ROCE)	%	7.0	7.2	–	6.2	6.2
Return on net assets (RONA)	%	9.6	10.2	–	7.9	7.5



The strategy adds up

Dear shareholder!

In this letter to our shareholders, we will be able to report to you about the very positive results generated by the EVN Group in the 3rd quarter 2005/06. In addition to the ongoing dynamic development of our business operations, the highlights of the last few months were the presentation of a comprehensive energy and infrastructure concept for the Lower Austrian central region, as well as EVN's ranking as the best bidder in connection with the upcoming sale of a thermal power plant in Macedonia.

Ongoing sales revenues and earnings growth

Sales revenues of the EVN Group rose by close to one-third to EUR 1,598.1 m during the first three quarters 2005/06. The basis for this positive development was the increase in sales revenues generated by all business segments, as well as the first-time consolidation of the Bulgarian subsidiaries for the entire year and the initial consolidation of the newly-acquired Macedonian electricity distributor ESM. The operating result climbed by 6.7%, to EUR 198.8 m, despite the significant increase in electricity and gas procurement prices, and the higher costs for CO_2 emission certificates. On the basis of the outstanding level of income contributed by EVN Group investments, the result before tax increased by 23.3%, to EUR 287.7 m. Accordingly, the period net result rose from EUR 184.9 m to EUR 207.3 m. As a result, earnings per share climbed by 12.1%, to EUR 5.07.

Macedonia: successful start of integration process

Through the acquisition of a majority stake in ESM (Elektrostopanstvo na Makedonija), the Macedonian national electricity distribution company, EVN has decisively expanded its presence in South East Europe during the period under review. ESM, one of the leading regional electricity suppliers, provides energy to the entire Republic of Macedonia. Around two million people live in the area covered by ESM, which serves approximately 700,000 customers. Annual electricity sales volumes amount to 4,300 GWh. The company has a good distribution infrastructure, as a large percentage of the population lives in urban areas. Macedonia, which is striving for EU membership, has extremely favourable growth perspectives. However, it is confronted with the typical problems of a country undergoing a far-reaching transformation process. The main reason for EVN's market entry into the Macedonian energy sector was the high potential for the company to develop into a multi-service utility, following the example set in its domestic market of Lower Austria. This means not only supplying electricity, but also providing services in the fields of heating, water, waste incineration and power generation.

Following the acquisition of ESM at the beginning of April 2006, the new subsidiary has been incorporated for the first time into the consolidated financial statements of the EVN Group, starting with the 3rd quarter 2005/06. The process of integrating ESM, in which we have a 90% stake, began immediately and is already moving ahead rapidly. On the basis of our experience with the Bulgarian subsidiaries acquired in 2005, we are concentrating on developing and implementing a restructuring concept, designed to improve the performance of ESM and increase its profitability. In the next phase, targeted investments will be made to reduce network losses from the company's power grid.

Building up own power generating capacity

EVN as best bidder for Macedonian thermal power station

Shortly after the acquisition of ESM, EVN was identified as the best bidder within the framework of the tender process currently underway to sell the thermal power plant TEC Negotino, located south-east of the Macedonian capital of Skopje. Up until now, TEC Negotino has operated as an oil-fired power station. On the one hand, it could be converted to make use of other energy sources. On the other hand, sufficient space is available to expand its power generating capacity. As a consequence of the parliamentary elections held in Macedonia on July 5th, and the subsequent efforts to form a government, we first expect a final decision on the sale of the facility to be reached in the fall of 2006. Provided that the decision turns out to be

in EVN's favour, the power plant should be expanded over the next four to five years. This would be an important step towards further strengthening our market position as well as improving the overall energy supply situation in Macedonia.

Positive development also in Bulgaria

The integration of our Bulgarian subsidiaries ERP Plovdiv and ERP Stara Zagora continues to proceed on schedule, and is moving ahead quite successfully.

Energy and infrastructure project for the Lower Austrian central region

In May 2006, we presented a project to the general public, which will have far-reaching consequences for our domestic market of Lower Austria. The starting point for this undertaking is our power plant and thermal waste incineration facility located in Dürnrohr. The initiative involves five separate projects, entailing investments totalling some EUR 180 m over the next three years:

- **Construction of a biomass pyrolysis facility**, enabling the production of biogas from straw, wood, energy plants or grains which can be used in the power generating process
- Creating the logistic conditions required to ensure the **environmentally-friendly delivery** of biomass and coal by use of water transport on the nearby Danube
- Expansion of the **district heating network in the St. Pölten area** through heat extraction from the Dürnrohr power station and construction of a 29 km district heating supply line
- **Delivery of process steam** from the Dürnrohr power station to supply the Agrana bioethanol plant in neighbouring Pischelsdorf, and
- **Enlargement of the thermal waste incineration plant** enabling annual capacity to climb to 500,000 t from the current level of 300,000 t. This represents an increase of thermal output from 120 MW to 210 MW.

Higher capacity and efficiency, greater autonomy

A number of positive effects will be achieved by implementing this project. By boosting our power generating capacity and thus the coverage ratio of electricity generated from our own power plants, we will not only increase the security of the energy supply, particularly in times of crisis, but also EVN's autonomy in producing electricity and heat. Raising energy efficiency will also make a perceptible difference. At the same time, the utilisation of renewable energy sources as a share of overall energy production will rise from 22% to 33%. Furthermore, the development programme will lead to a considerable reduction in CO_2 emission levels, in addition to ensuring a greater diversification and balance in our primary energy mix as well as an increased use of domestic resources. All in all, 370,000 t of CO_2 emissions can be avoided by substituting for the use of approximately 125,000 t of coal per year. By creating the advanced infrastructure required to carry out the project, we will further strengthen our position in our domestic market of Lower Austria, and at the same time underline our responsibility for the entire region supplied by EVN.

Diverse projects completed in the field of renewable energies

New biomass and wind power facilities

Apart from the initiative outlined above, EVN is massively investing in the use of alternative energy technologies, and has been consistently expanding its business activities in this field for many years. EVN has succeeded in completing numerous important projects in the past few months alone. The focus was on the two new biomass-fired, combined cycle heat and power plants in Mödling and Baden, which commenced operations on schedule in May, 2006. With an electrical power generating capacity of 5 MW each, and a heat production output of 12 MW, the facilities will make a major contribution to ensuring the energy supply of these two important Lower Austrian urban hubs. Further new biomass-fired district heating plants commenced operations in Eggenburg and Horn during the period under review. Since the beginning of July 2006, two new wind parks have been supplying wind-generated power to the electricity network of EVN. The Kettlasbrunn Wind Park has 20 wind turbines, with a power generating capacity of 40.0 MW. The Obritzberg/Statzendorf Wind Park near St. Pölten consists of 13 wind turbines, and has a power generating capacity of 23.4 MW. Overall, since the beginning of the year 2006, our "green electricity" subsidiary evn naturkraft has more than doubled its wind power production by 72 MW to a total of 116 MW. This output represents approximately two-thirds of the power generating capacity of the Danube power station of Vienna-Freudenau, and is sufficient to supply around 70,000 Lower Austrian households with environmentally-friendly wind power. To date, we have invested approximately EUR 85 m in the new wind parks, transforming evn naturkraft into the largest producer of wind-generated electricity in Lower Austria.

Eco-Management Climate Prize

In June, EVN was awarded the first Eco-Management Climate Prize, bestowed by the federal province of Lower Austria in cooperation with the Lower Austrian Chamber of Commerce, for the company's biomass district heating plant in Bad Vöslau, which commenced operations at the beginning of 2005. The decision of the jury focused on the partially autonomous energy supply of Bad Vöslau, made possible by the combination of the biomass plant along with the incineration of sewage sludge and biogas, which saves 3,200 tonnes of CO_2 emissions each year.

Power plant project in Germany moving ahead

During the period under review, we have made considerable progress in carrying out the preparatory work required in connection with the planned construction of a new coal-fired power plant, which EVN and STEAG intend to jointly build in Duisburg, Germany. The key contracts (i.e. those regulating network access, electricity procurement and coal deliveries, etc.) have already been concluded. The preliminary notice of approval was issued on July 31, 2006. A tender process has been initiated for the financing of the project, which will serve as the basis for concluding the project financing agreements with the best bidder in the autumn of 2006. The ground-breaking ceremony is planned for the end of November 2006.

Prompt assistance for flood victims

In April and July 2006, we fulfilled our responsibility to our customers and the region, by quickly demonstrating our support to the victims of the severe flooding in the areas surrounding the March and Thaya rivers. The most important services provided by EVN – similar to the situation back in 2002 after the worst flooding by the river Kamp in a millennium – included allowing flood victims to defer payment of EVN energy bills for six months, without interest or additional fees, supplying electricity free of charge for a period of one month as a means of supporting reconstruction efforts, and finally, restoring utility services and installing meters in the people's homes at no charge. The company has provided services valued at about half a million euros as part of the EVN Flood Assistance Programme 2006.

Outlook

Expected growth in sales revenues and earnings

EVN is expecting to continue its very dynamic development, within the framework of a favourable economic environment. In addition to the first-time consolidation of our Bulgarian subsidiaries for the entire financial year, the incorporation of our new Macedonian shareholding in the consolidated financial statements, as of the 2nd half-year 2005/06, will be an important driver of sales revenue growth. Moreover, the high level of electricity generated in our own power plants, as well as the solid expansion of our water and wastewater treatment activities, will also serve as a major impetus to our business operations. On this basis, we anticipate a significant increase in our sales revenues and operating result for the 2005/06 financial year. Furthermore, we also anticipate a considerable improvement in our financial result, due to the record level of contributions provided by EVN Group investments. As a consequence, the result before tax is expected to once again significantly surpass last year's performance. The reduced corporate tax rate of 25%, which will be applied to the EVN Group for an entire financial year for the first time, will also have a positive impact on the Group net result. In order to support our successful growth and boost our financing flexibility, we are currently preparing an agreement for a syndicated loan, in the form of a EUR 500 m potential line of credit with a period of maturity lasting seven years (2006–2013). This transaction will serve as a stand-by financing instrument, quickly available when required as the means to achieve different targets. As a result, we will also have the financial flexibility to cover any potential capital requirements which may arise, even on a short-term basis, or to restructure any existent financing packages.



Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
August 2006

Business and energy sector environment

Various factors impacted the business development of the EVN Group during the first three quarters of the 2005/06 financial year (October 1, 2005 – June 30, 2006):

- Despite a slight depreciation in the US dollar vis à vis the euro, the considerable rise in the price of crude oil led to a further significant increase in primary energy costs.
- Wholesale electricity prices also maintained their upward trend.
- The prices for CO_2 emission certificates have close to doubled since last year.
- Austria's economy posted the highest level of growth since 2000. At the same time, the dynamic economic expansion of South East Europe continued unabatedly.
- Temperatures remained below last year's level.

In terms of the heating degree total, temperatures in the region supplied by EVN were 7.9% lower between October 2005 and June 2006 than in the comparative period of the previous year. This change tended to have a positive effect on EVN's sales volumes.

Oil, gas and electricity prices continue to climb

During the first three quarters 2005/06, the price of crude oil (Brent) rose by about one-third to USD 62.74. At the same time, the value of the US dollar declined by more than 5% against the euro to EUR 1.21. As a result, the euro price of crude oil was 25% higher than in the preceding year. Similarly, the natural gas price climbed significantly in the period under review, despite the contractually stipulated time lag related to oil prices. In contrast, the price of coal only posted a moderate rise in comparison to the previous year. 2006 has seen an ongoing upward tendency in spot market prices on the European Energy Exchange EEX, which had already risen more than 60% in 2005 compared to 2004. This was primarily due to the increase in primary energy prices, accompanied by a growing shortage of production capacity in the face of rising demand. As a result, average spot market prices for base load energy during the first three quarters 2005/06 were 46% higher than in the preceding year, those for peak load energy rose by 51%. Price levels improved slightly between April and June 2006, due to strong thermal and wind-generated power production, as well as a short-term reduction in CO_2 spot market prices. The prices for CO_2 emission certificates reached a new record level in the middle of April 2006, surpassing EUR 30/t. Following the publication of statistics reporting the actual levels of CO_2 emissions in most of the EU member states, which were significantly below expectations, these prices considerably declined, and after further fluctuations, reached a level of about EUR 16/t at the end of the 3rd quarter 2005/06. However, during the first three quarters of the 2005/06 financial year overall, CO_2 prices were still close to 90% higher than in the comparative period of the previous year.

Strong economic growth

Economic growth forecasts for Austria in 2006 were revised upwards by 0.2 percentage points to 2.6% at the end of June by the Austrian Institute of Economic Research. Thus, the Austrian economy is expected to achieve its highest growth since 2000. The latest forecasts anticipate GDP growth of 2.1% in 2007, which is also 0.3 percentage points above the level of 2005. The expected economic recovery in 2006 is being driven by a strong increase in exports (+8.0%), and higher investments (+3.6%). The Bulgarian economy continues to expand very dynamically, in the forefront of the country's EU membership, scheduled for 2007. This was impressively demonstrated by a GDP growth rate of 5.6% in the 1st quarter of 2006. Large-scale investments accompanied by a gratifying recovery of the tourism sector are driving growth in Bulgaria. The latest forecasts foresee GDP growth of 5.0% – 5.5% in 2006 and 2007.

The Macedonian economy continues to be in the midst of a far-reaching transformation process. Supported by structural changes in the industrial sector, GDP growth is anticipated to reach a level of about 4% in the years 2006 and 2007.

Overall business development

The two Bulgarian companies in which EVN acquired a 67% shareholding, ERP Plovdiv and ERP Stara Zagora, have been fully incorporated in the consolidated financial statements of the EVN Group since January 2005, thus as of the 2nd quarter of the 2004/05 financial year. For this reason, they have only been incorporated into the income statement for two quarters during the first nine months of the 2004/05 financial year.

Renewed enlargement in the scope of consolidation

Following the acquisition of a majority stake in the Macedonian electricity distributor ESM, of which the closing of the transaction took place at the beginning of April 2006, the new subsidiary was first included in the consolidated financial statements of the EVN Group starting with the 3rd quarter 2005/06.

This enlargement in the scope of consolidation in South East Europe led to significant changes in almost all items.

Sales revenues/segment Q. 1–3



100
90
80
70
60
50
40
30
20
10
%
2.3
9.4
88.3
1.4
13.0
85.6
2004/05
2005/06
Other Business
Environmental Services
Energy

Significant rise in sales revenues

During the period under review, total sales revenues of the EVN Group climbed to EUR 1,598.1 m, a rise of 32.6% or EUR 392.6 m, above the previous year's level. In addition to the aforementioned enlargement in the scope of consolidation, the main reasons for this significant improvement in sales were the expansion of the project business in the field of environmental services, along with a strong growth in EVN's energy business, which was propelled by broad-based rises in energy prices as well as the high level of electricity generation.

Rising energy procurement costs continued to have a negative impact during the first three quarters of the 2005/06 financial year. The item "Electricity purchases and primary energy expenses" climbed by 44.8%, or EUR 257.8 m, to EUR 832.6 m, which represents a disproportionately high increase in comparison to total sales revenues.

The cost of materials and services climbed by 39.2%, or EUR 59.7 m, to EUR 211.9 m, which was mainly due to the expansion of the project business in the field of environmental services.

Increase in workforce numbers due to acquisition of Macedonian electricity distributor

Number of employees: Rise of 49.2%

The average number of employees in the EVN Group climbed by 49.2% compared to the first three quarters 2004/05. This can be primarily attributed to the acquisition of EVN's new Macedonian subsidiary. On average, a total of 10,025 people were working for the EVN Group during the period under review, an increase of 3,306 employees compared to the preceding year.

Despite the significant rise in workforce numbers and the restructuring expenditures arising in connection with the implementation of a voluntary social benefits programme, as well as the initial consolidation of ESM along with the first-time consolidation of the Bulgarian subsidiaries for the entire year, EVN's personnel expenses increased at a disproportionately low rate, rising by only 15.5%, or EUR 26.0 m, to EUR 193.8 m. This development can be primarily explained by the lower wage levels prevailing in South East Europe.

Operating result (EBIT)
Q. 1–3


200
175
150
125
100
75
50
25
EUR m
161.8
186.4
198.8
03/04
04/05
05/06

EBIT increase of EUR 12.4 m

Whereas the operating result of the Energy segment in Austria rose only slightly, the Bulgarian subsidiaries and the Environmental Services segment in particular made significantly higher contributions to the operating result. Overall, the operating result (EBIT) of the EVN Group amounted to EUR 198.8 m, an increase of 6.7%, or EUR 12.4 m. The Energy segment accounted for EUR 169.9 m of the operating result, whereas the Environmental Services segment contributed EUR 35.9 m. The Other Business segment posted an operating result of EUR –6.9 m.

Financial result up 89.7%

In the first three quarters 2005/06, the financial result of the EVN Group improved considerably compared to the preceding year, rising by 89.7%, or EUR 42.0 m, to EUR 88.8 m. In this regard, the financial result of EVN Group investments rose by 78.4%, or EUR 50.9 m, to EUR 115.8 m. This was primarily due to the higher contributions of companies in the EVN Group which were consolidated at equity in the consolidated financial statements (RAG, EconGas and ZOV), the rise in the dividend distributed by Verbundgesellschaft, as well as the capital gain derived from the sale of EVN's shareholding in Energie AG. Despite the constant level of net interest income, "Interest and other financial result" declined by EUR 8.9 m to EUR –27.0 m. This item had been impacted during the preceding year by the positive results achieved as a consequence of interest rate changes, along with the disposal of securities included in the balance sheet as fixed assets and current assets.

Result before tax: +23.3%
Period net result: +12.1%

Substantial rise in result before tax

The result before tax rose by 23.3%, to EUR 287.7 m. This growth was primarily due to the increase in the tax-neutral contributions to the result made by EVN Group investments. For this reason, taxes on profit were up by only 7.4% to EUR 47.0 m. On balance, the result after tax amounted to EUR 240.7 m in the first three quarters 2005/06, a rise of 27.0%, or EUR 51.1 m, compared to the preceding year.

Minority interests basically applied to shares in those companies, which were fully consolidated in the financial statements of the EVN Group (primarily minority interests in RAG Beteiligungs AG, Burgenland Holding, ESM and the two Bulgarian electricity supply companies). This rose by EUR 28.8 m to EUR 33.4 m. After taking account of minority interests, the period net result in the first three quarters 2005/06 totalled EUR 207.3 m, an increase of 12.1%, or EUR 184.9 m, in comparison to the same period of the preceding year.

EBIT/segment
Q. 1–3


200
175
150
125
100
75
50
25
EUR m
160,4
25,9
0,2
169,9
35,9
–6,9
2004/05
2005/06
Energy
Environmental Services
Other Business

Income statement (IFRS)

	2005/06	2004/05	Change		2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3			Q. 3	Q. 3		
	EUR m	EUR m	EUR m	%	EUR m	EUR m	EUR m	%
Energy revenues	1,367.5	1,064.9	302.6	28.4	339.0	289.4	49.6	**17.2**
Environmental Services revenues	208.7	112.7	96.0	85.2	73.7	39.6	34.1	**86.1**
Other Business revenues	21.8	27.9	–6.1	–21.7	5.5	18.8	–13.3	**–70.5**
Sales revenues	**1,598.1**	**1,205.5**	**392.6**	**32.6**	**418.2**	**347.8**	**70.4**	**20.3**
Changes in inventories and work performed and capitalised and other operating income	33.6	49.8	–16.2	–32.6	16.6	26.8	–10.2	**–38.0**
Electricity purchases and primary energy expenses	–832.6	–574.9	–257.8	–44.8	–206.1	–161.7	–44.4	**–27.4**
Cost of materials and services	–211.9	–152.2	–59.7	–39.2	–77.4	–69.9	–7.5	**–**
Personnel expenses	–193.8	–167.9	–26.0	–15.5	–72.0	–61.4	–10.6	**–17.2**
Depreciation	–127.5	–116.8	–10.7	–9.2	–44.3	–35.8	–8.5	**–23.9**
Other operating expenses	–66.9	–57.1	–9.8	–17.1	–27.0	–24.4	–2.7	**–10.9**
Operating result (EBIT)	**198.8**	**186.4**	**12.4**	**6.7**	**8.0**	**21.5**	**–13.5**	**–62.7**
Result from associated companies at equity and other investments	115.8	64.9	50.9	78.4	26.0	19.7	6.3	**32.0**
Interest and other financial result	–27.0	–18.1	–8.9	–49.1	–18.5	–3.7	–14.9	**–**
Financial result	**88.8**	**46.8**	**42.0**	**89.7**	**7.4**	**16.0**	**–8.6**	**–**
Result before tax	**287.7**	**233.3**	**54.4**	**23.3**	**15.4**	**37.5**	**–22.0**	**–58.8**
Taxes on profit	–47.0	–43.7	–3.2	–7.4	1.5	1.1	0.4	**40.4**
Result after tax	**240.7**	**189.5**	**51.1**	**27.0**	**17.0**	**38.6**	**–21.6**	**–56.0**
Thereof								
Minority interests	33.4	4.6	28.8	–	4.4	2.8	1.6	**57.6**
Period net result/share of EVN AG shareholders	**207.3**	**184.9**	**22.3**	**12.1**	**12.5**	**35.8**	**–23.2**	**–64.9**
	EUR	EUR	EUR	%	EUR	EUR	EUR	%
Earnings per share[1]	**5.07**	**4.52**	**0.55**	**12.1**	**0.31**	**0.87**	**–0.57**	**–64.9**

[1] Diluted equals undiluted earnings.

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
19.6
80.4
11.4
41.7
46.9
30.6.2006
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Balance sheet (IFRS)

	30.6.2006	30.9.2005	Change	
	EUR m	EUR m	EUR m	%
Assets				
Fixed assets				
Tangible and intangible assets	2,347.2	2,060.0	287.2	13.9
Associated companies at equity and other investments	1,853.6	1,659.3	194.3	11.7
Receivables from leasing	358.2	244.9	113.3	46.3
Other fixed assets	132.6	107.8	24.8	23.0
	4,691.7	**4,072.1**	**619.6**	**15.2**
Current assets				
Inventories	70.0	64.5	5.5	8.5
Receivables and other current assets	771.5	341.9	429.6	–
Cash and current deposits	301.2	261.1	40.0	15.3
	1,142.6	**667.5**	**475.1**	**71.2**
Total assets	**5,834.3**	**4,739.6**	**1,094.7**	**23.1**
Equity and liabilities				
Equity				
Share capital	99.1	99.1	–	–
Capital reserves	309.4	309.4	–	–
Retained earnings	1,241.0	1,080.9	160.1	14.8
Revaluation reserve	7.1	7.1	–	–
Valuation reserve according to IAS 39	838.4	597.7	240.8	40.3
Currency translation differences	0.9	0.1	0.8	–
Minority interests	242.1	191.2	51.0	26.7
	2,738.0	**2,285.4**	**452.6**	**19.8**
Long-term liabilities				
Long-term debt	1,295.8	1,035.6	260.2	25.1
Deferred tax	379.6	295.2	84.4	28.6
Long-term provisions	425.3	387.4	37.8	9.8
Deferred income from customer payments for network construction	250.4	226.2	24.2	10.7
Other long-term liabilities	77.3	68.3	9.0	13.1
	2,428.4	**2,012.7**	**415.7**	**20.7**
Current liabilities				
Short-term loans	67.1	2.3	64.8	–
Taxes payable	90.0	72.8	17.3	23.8
Trade accounts payable	169.4	138.6	30.8	22.3
Current provisions	172.4	128.3	44.0	34.3
Other current liabilities	169.0	99.6	69.4	69.7
	667.9	**441.5**	**226.4**	**51.3**
Total equity and liabilities	**5,834.3**	**4,739.6**	**1,094.7**	**23.1**

Significant increase in the balance sheet total

Balance sheet climbs 23.1% to EUR 5.8 billion

The balance sheet total of the EVN Group rose to EUR 5,834.3 m during the first three quarters 2005/06, an increase of 23.1%, or EUR 1,094.7 m, compared to the last balance sheet date (September 30, 2005). This was primarily the consequence of the acquisition of the Macedonian electricity distribution company ESM together with the strong growth in all business segments.

Fixed assets: +15.2%

Fixed assets increased by 15.2%, or EUR 619.6 m, to EUR 4,691.7 m, in comparison to the last balance sheet date. The item "Tangible and intangible assets", which rose by 13.9% to EUR 2,347.2 m, due to the acquisition of ESM in Macedonia as well as ongoing investments, accounted for EUR 287.2 m of the growth in fixed assets. In spite of the sale of EVN Group's shareholding in Energie AG, Group investments itemised as "Associated companies at equity and other investments" increased by 11.7%, or EUR 194.3 m, to EUR 1,853.6 m. This was primarily the consequence of the further increase in value – driven by the higher share price – of EVN's investment in Verbundgesellschaft, which amounted to EUR 323.6 m, in comparison to the last balance sheet date. This led to a result-neutral write-up of the valuation of this investment. As a result of EVN Group's ongoing project business, receivables from leasing also rose considerably, climbing by 46.3%, or EUR 113.3 m, to EUR 358.2 m.

Current assets: +71.2%

Current assets increased significantly during the period under review, rising by 71.2%, or EUR 475.1 m, to EUR 1,142.6 m. This improvement was mainly due to the strong growth in the item "Receivables and other current assets", which more than doubled during the first three quarters 2005/06. In addition to the acquisition of ESM, the main reasons for this development were the rise in receivables from the Energy segment at the balance sheet date, as well as the outstanding payment derived from the sale of Energie AG, which will be due in January 2007, in accordance with the stipulations of the contractual agreement.

Equity: +19.8%

Despite the distribution of the dividend for the 2004/05 financial year, the extremely positive period net result for the first three quarters 2005/06, combined with the profit-neutral upward adjustment of value in EVN's investment in Verbundgesellschaft, led to an increase in equity by 19.8% to EUR 2,738.0 m. Accordingly, the equity ratio rose to 46.9% as at June 30, 2006. Net debt totalled EUR 959.2 m, corresponding to a gearing of 35.0%, which continues to be well under the energy sector average.

The increase in deferred taxes in connection with the result-neutral increase in value of EVN's investment in Verbundgesellschaft, as well as EVN Group's drawing on a line of credit to refinance the acquisition of a majority shareholding in the two Bulgarian subsidiaries during the 2004/05 financial year, were primarily responsible for the increase in long-term liabilities by 20.7%, or EUR 415.7 m, to EUR 2,428.4 m.

Current liabilities on the balance sheet date stood at EUR 667.9 m, which was 51.3%, or EUR 226.4 m, above the comparable figure in the preceding year. Above all, the initial consolidation of ESM was responsible for the increase in almost all items.

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Re-valuation reserve	Valuation reserve (IAS 39)	Currency translation differences	Minority interests	Total
Balance 30.9.2004	**99.1**	**309.4**	**965.3**	–	**159.5**	**–0.4**	**22.9**	**1,555.7**
Offsetting of negative goodwill[1]	–	–	10.1	–	–	–	–	10.1
Balance 1.10.2004	**99.1**	**309.4**	**975.4**	–	**159.5**	**–0.4**	**22.9**	**1,565.8**
Dividend 2003/04	–	–	–38.8	–	–	–	–0.9	–39.7
Group net result 2004/05	–	–	144.4	–	–	–	12.7	157.1
Profit-neutral changes to the value of financial instruments	–	–	–	–	438.2	–	–	438.2
Currency translation	–	–	–	–	–	0.5	–	0.5
Share acquisition of fully consolidated companies	–	–	–	–	–	–	–0.4	–0.4
Change in the scope of consolidation	–	–	–	–	–	–	68.5	68.5
Business combinations achieved in stages	–	–	–	7.1	–	–	88.4	95.5
Balance 30.9.2005	**99.1**	**309.4**	**1,080.9**	**7.1**	**597.7**	**0.1**	**191.2**	**2,285.4**
Dividend 2004/05	–	–	–47.0	–	–	–	–0.9	–47.9
Q. 1–3 2005/06 result after tax	–	–	207.3	–	–	–	33.4	240.7
Profit-neutral changes to the value of financial instruments	–	–	–	–	240.8	–	–	240.8
Currency translation	–	–	–	–	–	0.8	–	0.8
Change in the scope of consolidation	–	–	–	–	–	–	18.4	18.4
Other changes	–	–	–0.2	–	–	–	0.1	–0.1
Balance 30.6.2006	**99.1**	**309.4**	**1,241.0**	**7.1**	**838.4**	**0.9**	**242.1**	**2,738.0**

1) The book value of the negative goodwill created before September 30, 2004 has been booked as retained earnings in accordance with IFRS 3.

Cash flow

Cash flow from the result: +45.4%

The cash flow from the result climbed by 45.4%, or EUR 119.3 m, to EUR 382.1 m, during the first three quarters 2005/06. This increase was primarily attributable to the significant increase in the result before tax and the lower non-cash contribution of the companies consolidated at equity.

Cash flow from operating activities: +62.8%

After taking account of the change in working capital, which rose primarily as the consequence of the increase in receivables from the Energy segment, the cash flow from operating activities climbed to EUR 229.8 m, an increase of 62.8%, or EUR 88.6 m, above the previous year's level.

As a consequence of the acquisition of ESM and the increase in ongoing investments, the cash flow from investment activities, at EUR –518.3 m, showed a much higher outflow of funds than in the preceding year.

In spite of the higher dividend which was distributed for the 2004/05 financial year, the cash flow from financing activities amounted to EUR 216.4 m. This was the result of corporate borrowing, which increased EVN Group's long-term financial liabilities.

All in all, EVN posted a negative cash flow for the first three quarters 2005/06, amounting to EUR –72.0 m. This led to a decrease in cash and cash equivalents by EUR 49.9 m to EUR 10.4 m. In addition, a total of EUR 175.2 m (previous year: EUR 163.6 m) were invested in short-term securities as at June 30, 2006, which, in accordance with IFRS, were not allocated to cash equivalents. Therefore, the liquidity situation of EVN continues to remain very stable.

Investments Q. 1–3 2005/06



3.4 %
0.6 %
9.4 %
13.8 %
31.6 %
41.2 %

- Energy Supply
- Networks
- Generation
- South East Europe
- Environmental Services
- Other Business

Cash flow statement (IFRS)

	2005/06 Q. 1–3 EUR m	2004/05 Q. 1–3 EUR m	Change EUR m	Change %
Result before tax	287.7	233.3	54.4	23.3
Non-cash items	94.4	29.5	64.9	–
Cash flow from the result	382.1	262.8	119.3	45.4
Cash flow from operating activities	229.8	141.2	88.6	62.8
Cash flow from investment activities	–518.3	–118.4	–399.9	–
Cash flow from financing activities	216.4	–30.7	247.1	–
Total cash flow	–72.0	–7.9	–64.1	–
Cash and cash equivalents at the beginning of the period	82.4	64.8	17.6	27.2
Changes in the scope of consolidation	–	3.4	–3.4	–
Cash and cash equivalents at the end of the period	10.4	60.3	–49.9	–82.7

Considerable rise in investments in tangible and intangible assets

Investments clearly up on that of the previous year

The investments of the EVN Group in tangible and intangible assets posted a significant increase in the first three quarters 2005/06, climbing 52.3%, or EUR 57.9 m, to EUR 168.5 m. This can be primarily attributed to higher investments in the Generation and Networks business units.

Of the aforementioned investment volume, EUR 161.8 m were invested in the Energy segment, EUR 5.8 m in the Environmental Services segment, and EUR 1.0 m in the Other Business segment.

Outlook

Within the framework of a favourable international and domestic business environment, EVN once again anticipates a very dynamic development of the entire Group in the course of the 2005/06 financial year. In addition to the positive impact of the first 12-month consolidation of the Bulgarian subsidiaries, the shareholding in EVN's new Macedonian subsidiary ESM will serve as an important driver of growth in sales revenues in the 2nd half-year 2005/06. Furthermore, growth will also be driven by EVN's own electricity generation, which, as expected, will achieve record levels in the 2005/06 financial year. Moreover, the water, wastewater treatment and waste incineration activities of the EVN Group are expected to expand considerably, as a result of the ongoing dynamic international project business.

Substantial improvement in operating result, higher financial result

All in all, on this basis, EVN anticipates a substantial increase in operational sales revenues and results for the 2005/06 financial year. A significant improvement in the financial result is also expected, due to the record contributions of the EVN Group investments. As a consequence, the result before tax will once again surpass last year's level. In addition, the reduced corporate tax rate of 25%, which will be applied to the EVN Group for an entire financial year for the first time, will have a positive impact on the Group net result.

Business segments

The new organisational structure of the EVN Group, which took effect at the beginning of the 2005/06 financial year, has also been reflected in the company's external reporting instruments since the 1st quarter 2005/06 (e.g. letters to shareholders and annual report). On the one hand, this new segment reporting is a compact description of the relevant management components characterising the EVN Group (management approach). On the other hand, it is also designed to convey a sufficient level of information about the course of business in the different business areas, and thus serves as the basis for a coherent interpretation of developments at EVN Group. Accordingly, the structure of this report focuses on the three business segments: Energy, Environmental Services, and Other Business. Within the Energy segment, EVN operations have been subdivided into individual business units, which are oriented to the particular activities on the value added chain.

New designation: "South East Europe business unit"

In the 2nd quarter of the 2005/06 financial year, the Bulgaria business unit, a part of the Energy business segment, was renamed "South East Europe business unit". This was the consequence of the initial consolidation of the Macedonian electricity distributor ESM, which was acquired in April 2006. This business unit encompasses all energy-related activities of the Group in South East Europe.

Energy segment

The Energy segment consists of the following business units: Generation, Networks, Energy Supply, as well as South East Europe, which will be described in greater detail below.

Key figures Energy segment[1]

EUR m	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	EUR m	%
External sales revenues	1,367.5	1,064.9	302.6	28.4
Intra-Group revenues	7.5	2.5	5.0	–
Operating expenses	–1,093.4	–804.9	–288.5	–35.8
EBITDA	281.7	262.5	19.2	7.3
Depreciation	–111.8	–102.2	–9.6	–9.4
Operating result (EBIT)	169.9	160.4	9.5	5.9
EBIT margin (%)	12.4	15.0	–	–
Financial result	–4.8	–4.4	–0.4	–
Result before tax	165.0	156.0	9.0	5.8

1) The new business segment reporting deviates from the one in EVN's Annual Report 2004/05. As of the 1st quarter 2005/06, the segmentation has been modified to reflect the new Group structure and internal reporting. For comparative purposes, the corresponding pro-forma values for the 2004/05 financial year have been calculated retroactively.

Key energy business indicators				
	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	Nominal	%
Electricity production (GWh)	3,520	3,399	121	3.6
thereof thermal power	2,876	2,768	108	3.9
thereof renewable energy	644	631	13	2.1
Distribution volumes				
Electricity (GWh)	12,132	8,833	3,299	37.3
thereof Austria	5,569	5,309	259	4.9
thereof Bulgaria	5,565	3,524	2,041	57.9
thereof Macedonia	999	–	999	–
Gas (m m^3)	1,231	1,176	55	4.7
Supply volumes to end customers				
Electricity (GWh)	11,526	8,284	3,242	39.1
thereof Austria	4,963	4,760	203	4.3
thereof Bulgaria	5,565	3,524	2,041	57.9
thereof Macedonia	999	–	999	–
Gas (m m^3)[1]	713	657	56	8.5
Heating (GWh)	952	920	32	3.5

[1] Incl. gas wholesales amounting to 62 m m^3 (previous year: 55 m m^3)

Historic record level of electricity generation

The electricity market on the European continent continues to be characterised by a high-price phase. This can be primarily attributed to the enormous increases in primary energy prices, above all for crude oil and natural gas. At the same time, the market prices reflect the increasing shortage of production capacity in the face of growing demand.

In the light of significantly higher wholesale prices for electricity, EVN massively increased the use of its own thermal power plants. During the period under review, EVN's own thermal power generation reached a level of 2,876 GWh, a historic all-time high which was 3.9%, or 108 GWh, above the already high output achieved in the previous year.

Whereas EVN considerably boosted its production by around 17.0% in the first two quarters, electricity output was substantially below last year's level in the 3rd quarter 2005/2006. This was due to the scheduled maintenance and repairs on all three thermal power plants, which were completed at the end of May. As a result, EVN's power stations are once again available to operate at full capacity. A new gas turbine ensuring an even higher level of electricity generation is planned to commence operations at the thermal power station in Korneuburg at the end of September.

All in all, EVN boosted its overall electricity output by 3.6%, or 121 GWh, to a total of 3,520 GWh in the first three quarters.

Due to the increase in electricity sales in the EVN network in Austria, the distribution volumes for electricity rose by 4.9%, or 259 GWh, to 5,569 GWh during the period under review. As a consequence of the lower temperatures, distribution volumes for gas also climbed by 4.7%, or 55 m m^3, to 1,231 m m^3.

Electricity sales volumes: +39.1%

Total electricity sales volumes of the EVN Group supplied to end customers increased by 39.1%, or 3,242 GWh, to 11,526 GWh during the first three quarters 2005/06. The main reason was the first-time consolidation of the Macedonian electricity distributor ESM, whose electricity sales volumes reached a level of 999 GWh during the first quarter of its incorporation into the consolidated financial statements of the EVN Group. Moreover, electricity sales volumes in Bulgaria climbed, due to consolidation effects, by 57.9%, or 2,041 GWh. At the same time, the volume sold to end customers in Austria rose by 4.3%, to 4,963 GWh.

Coverage ratio in Austria: 70.9%

All in all, the EVN Group supplied 30.5% of the electricity provided to end customers from its own power plants during the period under review. If one does not take into account the two Bulgarian electricity supply companies and the Macedonian subsidiary, which do not possess their own power generating capacity at present, this figure is much higher, at 70.9%.

Gas sales volumes: +8.5%

In the first three quarters 2005/06, gas sales volumes amounted to 713 m m^3, a rise of 8.5%, or 56 m m^3, in comparison to the preceding year. On average, temperatures were 7.9% lower than in the comparatively warm first three quarters 2004/05, a development which tended to have a positive effect on gas sales volumes. On this basis, gas supply volumes increased, both to end customers (+8.0%), as well as to wholesalers (+13.6%).

Heating sales volumes: +3.5%

The low temperatures, particularly in the 1st half-year 2005/06, combined with the ongoing construction of new plants, led to an increase in EVN's heating sales volumes by 3.5%, or 32 GWh, to 952 GWh, during the period under review.

Sales revenues: +28.4%

In the first three quarters 2005/06, the external sales revenues of the Energy segment rose by 28.4% compared to the previous year's total, or EUR 302.6 m, to EUR 1,367.5 m. This can be primarily attributed to the first-time consolidation of the two Bulgarian subsidiaries for three quarters of the financial year, the initial consolidation of the Macedonian electricity distributor, as well as to the increases in sales volumes and prices in the Generation and Energy Supply business units in Austria.

EBIT: +5.9%

EBITDA in the Energy segment climbed 7.3%, to EUR 281.7 m, during the first three quarters 2005/06. This increase was mainly due to increased electricity production, as well as higher electricity sales volumes. EBIT rose by 5.9%, or EUR 9.5 m, to EUR 169.9 m. However, the upward adjustment in sales prices implemented during the period under review could not completely compensate for the substantial rise in energy prices, the increase in prices for CO_2 certificates and the negative effects resulting from the reduction in network access tariffs. As a consequence, there was increased downward pressure on the EBIT margin in the Energy segment.

Generation business unit

The Generation business unit encompasses the electricity production of the EVN Group derived from thermal production capacities, hydroelectric power, wind and biomass. In this regard, this business unit consists of EVN's own thermal power stations in Dürnrohr, Theiß and Korneuburg, the sourcing of electricity from the Danube power stations of Melk, Greifenstein and Freudenau, along with the business activities of evn naturkraft Erzeugungs- und Verteilungs GmbH, with its hydroelectric and wind-generated power plants.

Generation business unit

EUR m	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	EUR m	%
Sales revenues	195.7	152.5	43.2	28.3
Operating result (EBIT)	29.6	18.6	11.0	58.9
Result before tax	25.6	16.8	8.8	52.4

Substantial rise in generation sales revenues and operating result

Sales revenues: +28.3%
EBIT: +58.9%

The significant expansion of electricity generation in EVN's own thermal power plants by 3.9%, as well as the higher market prices for electricity, led to a considerable rise in sales revenues for the Generation business unit by 28.3%, or EUR 43.2 m, to EUR 195.7 m. This increase clearly compensated for the negative impact of expenditures required in connection with obtaining additionally needed CO_2 emission certificates. As a consequence, the operating result of this business unit reached a level of EUR 29.6 m, once again significantly higher than in the preceding year. In the first three quarters 2005/06, EVN was required to purchase additional certificates to cover CO_2 emissions amounting to 527,908 tonnes, which resulted in added expenditures totalling EUR 11.7 m.

Investments

EVN's investments in the Generation business unit, amounting to EUR 69.5 m, focused primarily on the construction of new wind parks.

Networks business unit

The Networks business unit primarily encompasses the operation of electricity and gas distribution networks in Austria, as well as EVN's cable TV and telecommunications businesses. Thus, the Networks business unit mainly consists of the companies EVN Netz GmbH and Kabelsignal AG.

Stable earnings despite reduction in network tariffs

Following a reduction in network access tariffs, which were lowered by an average of 7.0% effective April 1, 2005, the Austrian regulatory authority lowered network tariffs once again for EVN's electricity networks, by an average of 2.5%, effective January 1, 2006. Gas network tariffs in the EVN supply area had already been reduced by an average of 8.0% with effect from November 1, 2005.

Networks business unit

EUR m	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	EUR m	%
Sales revenues	360.5	345.5	15.0	4.3
Operating result (EBIT)	97.1	97.2	–0.1	–0.1
Result before tax	88.0	91.9	–3.9	–4.2

Despite an increase in distribution volumes in EVN's own networks in Austria amounting to 4.9% for electricity and 4.7% for gas, the upward development in sales volumes could not completely compensate for the negative effects of the reductions in network tariffs as prescribed by the regulator. For this reason, network revenues in Austria declined by 2.9%, or a total of EUR 8.9 m, to EUR 301.4 m, during the period under review.

However, in the future, the newly-launched incentive regulatory system for electricity network tariffs should ensure a state of legal stability and a certain level of continuity for EVN during the current regulatory period, which lasts until the year 2009. The core element of the new system is a national benchmarking for Austrian network operators, of which EVN ranks among the most efficient.

Sales revenues: +4.3%
EBIT: –0.1%

Overall, higher cable TV and telecommunication sales revenues, combined with the invoicing of intra-Group services performed by EVN Netz GmbH, led to a total increase in sales revenues for the Networks business unit by EUR 15.0 m, to EUR 360.5 m. All in all, the losses incurred as a result of the reductions in network tariffs prescribed by the regulator could be compensated. As a consequence, EBIT reached a level of EUR 97.1 m, for the most part matching the previous year's level.

Investments

EVN invested a total of EUR 53.3 m in its network infrastructure during the first three quarters 2005/06. Investments focused on further enlarging and improving the existing electricity and gas distribution networks in Lower Austria. The main priority is to link up new wind generating power facilities (wind parks) and the highly populated areas surrounding the Austrian capital city of Vienna.

Energy Supply business unit

The Energy Supply business unit encompasses both the sourcing of electricity and gas, as well as the sale of electricity, gas and heating within the framework of EnergieAllianz and by EVN itself.

Energy Supply business unit				
EUR m	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	EUR m	%
Sales revenues	515.2	395.9	119.3	30.1
Operating result (EBIT)	23.8	31.3	–7.5	–24.1
Result before tax	35.8	34.1	1.7	4.8

Sales revenues: +30.1%
EBIT: –24.1%

In the first three quarters 2005/06, there was a substantial increase in sales revenues in the Energy Supply business unit, which climbed by 30.1%, or EUR 119.3 m, to EUR 515.2 m. This growth was based on higher sales volumes, along with upward price adjustments carried out for electricity and natural gas during the period under review. However, in spite of the price adjustments, EBIT decreased significantly, declining by EUR 7.5 m, or –24.1%, to EUR 23.8 m. This development was due to the ongoing strained situation in the market for procuring energy, characterised by high wholesale prices for electricity, high gas purchasing prices and short-term requirements for sourcing energy as a consequence of the unexpectedly low temperatures.

Investments

In the first three quarters 2005/06, EVN invested a total of EUR 15.8 m in the Energy Supply business unit. In large part, the investments focused on completion of the two biomass-fueled combined cycle heat and power plants located in Baden and Mödling.

South East Europe business unit

Effective April 1, 2006, the South East Europe business unit encompasses the activities of EVN Group's new Macedonian subsidiary ESM, in addition to the two Bulgarian regional energy suppliers ERP Plovdiv and ERP Stara Zagora.

South East Europe business unit[1]				
EUR m	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	EUR m	%
Sales revenues	334.5	173.4	161.1	92.9
Operating result (EBIT)	19.4	13.3	6.1	46.1
Result before tax	15.7	13.3	2.4	17.8

1) The Bulgarian subsidiaries encompassed in this business unit, ERP Plovdiv and ERP Stara Zagora, have been consolidated in the EVN financial statements as of January 2005. The initial consolidation of the Macedonian electricity distributor ESM took effect on April 1, 2006.

Sales revenues: +92.9%
EBIT: +46.1%

The two Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, which were first included in the consolidated financial statements of the EVN Group starting in the 2nd quarter 2004/05, achieved sales revenues amounting to EUR 288.3 m in the first three quarters 2005/06. In the first quarter of its integration into the consolidated financial statements of the EVN Group, the Macedonian subsidiary ESM contributed sales revenues totalling EUR 46.3 m. The operating result of the South East Europe business unit is primarily attributable to the Bulgarian electricity supply companies, now fully consolidated. In contrast, mainly due to high network losses from its power grid, Macedonian subsidiary ESM has not yet achieved a positive EBIT.

Investments

During the first three quarters 2005/06, EVN invested a total of EUR 23.3 m within the framework of its investment programme designed to upgrade electricity meters and network technologies, in order to further reduce the levels of electricity losses from the power grid in Bulgaria.

Environmental Services segment

Water, wastewater treatment, waste incineration

The Environmental Services segment encompasses the water, wastewater treatment and waste incineration activities of the EVN Group. On the one hand, the water business is comprised of the regional supply of drinking water in Lower Austria (evn wasser). On the other hand, it consists of the international project business in the fields of drinking water and wastewater treatment in Central and Eastern Europe (WTE Group).

The waste incineration business primarily includes the thermal waste incineration plant in Dürnrohr, as well as international project business, in regards to the planning, financing, construction and operation of waste incineration facilities.

Key figures Environmental Services segment[1]

EUR m	2005/06	2004/05	Change	
	Q. 1–3	Q. 1–3	EUR m	%
External sales revenues	208.7	112.7	96.0	85.2
Intra-Group revenues	7.1	4.9	2.2	44.3
Operating expenses	–165.2	–77.3	–87.9	–
EBITDA	50.6	40.3	10.3	25.5
Depreciation	–14.7	–14.4	–0.3	–2.0
Operating result (EBIT)	35.9	25.9	10.0	38.5
EBIT margin (%)	16.6	22.0	–	–
Financial result	–9.6	–6.7	–2.9	43.3
Result before tax	26.3	19.2	7.1	36.9

1) The new business segment reporting deviates from the one in EVN's Annual Report 2004/05. As of the 1st quarter 2005/06, the segmentation has been modified to reflect the new Group structure and internal reporting. For comparative purposes, the corresponding pro-forma values for the 2004/05 financial year have been calculated retroactively.

Ongoing dynamic development of the project business

The international projects of the EVN Group in the field of environmental services continue to proceed successfully. Several projects are about to be completed.

Considerable progress has been made in connection with the largest international project of the WTE Group, namely the construction of a central municipal wastewater treatment plant in the Croatian capital of Zagreb with a total investment volume of EUR 250 m, implemented within the framework of a joint venture with RWE. The official start-up of the entire wastewater purification facility is expected to take place in the middle of October.

The second largest project being carried out by the WTE Group, a drinking water facility for one million inhabitants in the city of Moscow, will also commence operations on schedule at the end of 2006. Of the total investment volume amounting to EUR 190 m, approximately 90% of the facility had already been completed at the end of June 2006.

Construction of a thermal waste incineration installation for the city of Moscow, with an annual capacity of 360,000 t, continues to proceed as planned. In 2004, EVN was contracted to build the facility after winning an international tender. The project involves total investments of EUR 175 m. As of June 30, 2006, EVN had completed around 50% of the plant. The start-up of the facility is expected to take place in the first half of 2007.

Construction of a third waste incineration line at the thermal waste incineration installation in Dürnrohr, foreseen as part of an infrastructure project planned for the central region of Lower Austria, is currently in the planning stage. The project is designed to expand the facility's capacity by two-thirds, to an annual volume of 500,000 t. All required materials for the mandatory environmental impact assessment were submitted at the end of May 2006. If the official notification granting formal approval to the project is received in the early part of 2007, as expected, construction could potentially begin in the summer of 2007. In this case, the new waste incineration line would commence operations in the year 2010.

Sales revenues: +85.2%
EBIT: +38.5%

In the period under review, sales revenues of the Environmental Services segment rose by EUR 96.0 m to EUR 208.7 m. The operating result also increased significantly, climbing by 38.5%, or EUR 10.0 m, to EUR 35.9 m.

Investments

EVN Group invested a total of EUR 5.8 m in its Environmental Services segment in the first three quarters 2005/06. Investments were primarily made in connection with the takeover of the water supply network in the municipality of Gerasdorf near Vienna, as well as the construction of a sewage network and wastewater purification facility for the Lower Austrian towns of Großmugl and Niederhollabrunn.

The international project business in the field of Environmental Services is primarily covered in the items, "Long-term receivables from leasing transactions" and "Non-invoiced customer orders". As a result, the incorporation of these companies in the consolidated financial statements of the EVN Group does not result in any major additions to fixed assets.

Other Business segment

The Other Business segment mainly includes Group services, strategic Group investments (Verbundgesellschaft, RAG Beteiligungs AG, Burgenland Holding AG, along with Energie AG, the latter incorporated into the EVN financial statements up until the 2nd quarter 2005/06, but now divested), which have the biggest impact on the financial result of this segment, as well as the operations of those subsidiaries which are not considered the core business of the EVN Group.

Segment reporting

EUR m	Energy		Environmental Services		Other Business		Consolidation		Group total	
	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3
External sales revenues	1,367.5	1,064.9	208.7	112.7	21.8	27.9	–	–	1,598.1	1,205.5
Intra-Group revenues	7.5	2.5	7.1	4.9	31.9	3.6	–46.5	–11.0	–	–
Operating expenses	–1,093.4	–804.9	–165.2	–77.3	–59.0	–30.2	45.8	10.1	–1,271.7	–902.3
EBITDA	281.7	262.5	50.6	40.3	–5.2	1.3	–0.7	–0.9	326.3	303.2
Depreciation	–111.8	–102.2	–14.7	–14.4	–1.7	–1.1	0.7	0.9	–127.5	–116.8
Operating result (EBIT)	169.9	160.4	35.9	25.9	–6.9	0.2	–	–	198.8	186.4
EBIT margin (%)	12.4	15.0	16.6	22.0	–12.9	0.6	–	–	12.4	15.5
Financial result	–4.8	–4.4	–9.6	–6.7	107.5	57.9	–4.2	–	88.8	46.8
Result before tax	165.0	156.0	26.3	19.2	100.5	58.1	–4.2	–	287.7	233.3

Sales revenues/region Q. 1–3 2005/06



10.2%
20.9%
68.9%
Austria
South East Europe
Central and Eastern Europe

Segment reporting by region

EUR m	Austria		South East Europe		Central and Eastern Europe		Group total	
	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3	Q. 1–3
Sales revenues	1,101.0	951.7	334.5	173.4	162.5	80.3	1,598.1	1,205.5
Operating result (EBIT)	164.4	159.7	19.4	13.3	15.0	13.4	198.8	186.4

The EVN share

Positive trading environment with share price adjustment in May

The upward trend on international stock markets also continued from October 2005 to June 2006, the period covered by this report. Despite a relatively strong adjustment in share prices in May 2006, the European share indices posted positive growth rates during this period. The German DAX share index, for example, rose by 12.7%. In contrast, the Dow Jones index showed a rise of only 5.5%, due to the ongoing restrictive interest rate policies of the U.S. Federal Reserve. However, most recently, there have been increasing signs that no further hikes in interest rates are likely to take place in the USA.

The Vienna Stock Exchange, which is internationally considered to be part of Central and Eastern Europe, was impacted by the price adjustments in share prices to a disproportionately high degree, similar to the situation of other stock markets in the region. As a result, it lost some of its overall momentum. All in all, the ATX index of the Vienna Stock Exchange posted a rise of 8.3%, a performance below that of other European share indices. However, the Dow Jones Euro Stoxx Utilities, the sector index which is of particular importance to EVN, performed very favourably, registering growth of 16.5%.

EVN slightly below ATX

During the period under review, the EVN share lost considerable momentum, in line with share price developments for other companies listed on the ATX index. This followed an extremely favourable development in the 2004/05 financial year, in which the EVN share gained 80.7% in value. Overall, the EVN share showed an increase of 6.2% after the first three quarters 2005/06. On June 30, 2006, the EVN share closed at EUR 79.61, which represents a market capitalisation of EUR 3.3 billion.

The average daily turnover in EVN shares continued to rise, with some 24,500 shares traded on a daily basis (counted once). Total trading in EVN shares on the Vienna Stock Exchange amounted to a value of EUR 722 m during the first nine months of the 2005/06 financial year. As a consequence, turnover in EVN shares was equal to 0.82% of total Vienna Stock Exchange trading. At the closing date on June 30, 2006, the ATX weighting of the EVN share was 1.47%.

Substantial investor interest

EVN continues to attract broad-based interest on the part of investors. Important arguments in favour of investing in EVN shares include the ongoing dynamic growth of the EVN Group, following its successful entry into the Bulgarian market, along with the latest acquisition in Macedonia. In addition to the above-average growth rates of the South East Europe region, the company's future potential is also underlined by the successful project business in the fields of water, wastewater treatment and waste incineration. Furthermore, additional impetus is derived from the successful development of EVN Group investments, as well as the strong rise in value of EVN's shareholding in Verbundgesellschaft.

Change of shareholder structure

In July 2006, Raiffeisenlandesbank Oberösterreich informed EVN AG that its holding of EVN AG voting rights had fallen below the 5% level. At the same time, EnBW Energie Baden-Württemberg AG publicly announced a purchase of EVN AG shares on July 13, 2006, by which it exceeded the threshold of 30% in terms of voting rights. Furthermore, EnBW also stated that as of July 13, 2006, it also had access to further EVN AG voting rights which, on the basis of a formal contractual agreement, it can or must purchase by means of a unilateral declaration of intent. Following the exercise of its declaration of intent, and the transfer of the shares, EnBW would cross the 35% voting right threshold in EVN AG.

On the basis of Austrian constitutional law regulations, the majority owner of EVN AG continues to be the province of Lower Austria, with a 51% shareholding held via Landes-Beteiligungsholding GmbH. The remaining shares are in free float.

EVN share price – relative development

Base: October 1, 2004



240
220
200
180
160
140
120
100
%
Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug | Sep | Oct | Nov | Dec | Jan | Feb | Mar | Apr | May | Jun | Jul | Aug
2005 EVN closing price ATX
2006 Dow Jones Euro Stoxx Utilities

Index weighting	
	June 30, 2006
ATX (Austrian Traded Index)	1.47%
ATX Prime	1.24%
WBI (Vienna Stock Exchange Index)	2,69%

Performance				
		2005/06	2004/05	2003/04
		Q. 1–3	Q. 1–3	Q. 1–3
Share price at the end of June	EUR	79,61	59,79	45,00
Highest price	EUR	99,00	59,89	47,34
Lowest price	EUR	65,20	40,90	36,10
Value of shares traded[1]	EUR m	722	367	103
Share of total turnover[1]	%	0,82	0,85	0,46
Market capitalisation at the end of June	EUR m	3.255	2.444	1.691

[1] Vienna Stock Exchange

Basic information
Share capital, denomination EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number AT0000741053
Tickers EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing Vienna
ADR programme; depositary Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings A1, stable (Moody's) A, stable (Standard & Poor's)

Investor Relations

During the first three quarters 2005/06, the management of EVN continued to provide regular information on business developments and EVN Group strategy at press conferences and roadshows. Immediately following the announcement of EVN's half-year results on May 29, 2006, EVN took part, for example, in a roadshow in Geneva, organised by the Vienna Stock Exchange together with Raiffeisen Centrobank. Subsequently, the company made a presentation to investors in London, with the support of CA-IB.

In the fall of 2006, EVN is once again hosting an event for private investors, at which retail shareholders will be directly provided with detailed information about the latest developments relating to the EVN Group. On September 23, 2006, EVN will host a visit to the premises of its plant in Dürnrohr, enabling interested parties to take a closer look at the company's thermal waste incineration operations. The facility, operated by the 100% EVN subsidiary AVN, is Austria's largest and most technologically advanced thermal waste incineration plant. Its capacity is currently 300,000 t annually. At present, preparations are underway to expand capacity to 500,000 t.

International award for EVN Annual Report 2004/05

In July 2006, the EVN Annual Report 2004/05 was given gratifying recognition. In the international competition, "LACP's Annual Report Competition, The 2005 Vision Awards" held in San Diego, Ca, EVN was granted the second-place award globally in the "Utilities" category (for companies with sales revenues of more than USD 1 billion). The jury evaluated not only the overall impression, but other aspects such as the cover, creativity, clarity, etc. In the prize competition, EVN achieved 95% of the maximum total of points. In the overall standings, EVN was ranked 72nd among 1,957 entries from 16 countries. EVN was ranked 4th overall among all the annual reports submitted by Austrian companies.

We would like to extend a cordial invitation to you to visit our investor homepage. At **www.investor.evn.at**, you will find all relevant information, such as current reports, press releases, share price development, financial calendar, and much more. Furthermore, we also offer you numerous services tailored to the specific needs of investors. Comprehensive information about EVN's sustainability-oriented initiatives is provided at **www.responsibility.evn.at**.

Financial Calendar 2005/06

⊳ Annual results 2005/06 December 12, 2006

EVN Platz
A-2344 Maria Enzersdorf, Austria
Phone +43 2236 200-0
Fax +43 2236 200-2030

Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
E-Mail investor.relations@evn.at

www.evn.at
www.investor.evn.at
www.responsibility.evn.at